FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of October 2008

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv • ISRAEL

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....✓.... Form 40-F.........

Registrant’s Press Release dated October 2, 2008.

          SIGNATURE

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)

By:	/s/Donna Gershowitz
Donna Gershowitz
General Counsel & Corporate Secretary

Dated: October 2, 2008

-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES THAT NETVISION HAS NOT TIMELY RECEVIED ALL REQUIRED
APPROVALS TO ACQUIRE SHARES IN HOT

Tel Aviv, October 2, 2008 - Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), today announced that further to its announcements on May 5 and August 13, 2008, NetVision (TASE:NTSN), 16% held by Elron, announced today, in connection with its agreement with Bank Leumi le Israel (the “Bank”) to acquire its shares in HOT Communications Systems Ltd. (TASE:HOT) (“HOT”), an Israeli telecommunications and cable television company, which amount represents 15% of the issued and outstanding shares of HOT, that as of September 30, 2008, the agreed upon closing date for the transaction, NetVision has not received all approvals required by law to acquire such shares. NetVision further announced that it is reviewing the implications of not having timely received such approvals on its ability to complete the transaction.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:

Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to various risks and uncertainties, including among others the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider)